[MINTZ LEVIN LOGO OMITTED]                                     Chrysler Center
                                                              666 Third Avenue
                                                           New York, NY  10017
TODD E. MASON | 212 692 6731 | tmason@mintz.com                   212-935-3000
                                                              212-983-3115 fax
                                                                 www.mintz.com

                                             December 15, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE:      NAVIOS MARITIME HOLDINGS, INC.
                  REGISTRATION STATEMENT ON FORM F-1
                  FILED NOVEMBER 2, 2005
                  FILE NO. 333-129382

Dear Mr. Owings:

          On behalf of Navios Maritime Holdings, Inc. (the "Company"), we respond as follows to the Staff's legal comments dated November 30, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the
Registration Statement, the enclosed copy of which has been marked with the changes from the initial filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response to each comment immediately thereafter.

General
-------

1.   Please revise throughout to indicate that your stock has been listed on the
     Nasdaq National Market.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     THE COVER PAGE AND PAGES 3 AND 18.

2.   Please include a section describing the selling shareholders including a selling shareholders table.

     AS THE REGISTRATION STATEMENT RELATES TO THE PRIMARY ISSUANCE BY THE
     COMPANY OF SHARES OF ITS COMMON STOCK UPON EXERCISE OF THE CURRENTLY
     OUTSTANDING, PUBLICLY-

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

     TRADED WARRANTS, THERE ARE NO SELLING SHAREHOLDERS TO BE IDENTIFIED OR
     INCLUDED IN THE REGISTRATION STATEMENT.

3.   We note that in several places throughout the filing, you use abbreviations that are not defined or apparent to the average reader. For example, you use terms such as COAs and FFAs without sufficient explanation. Please avoid abbreviations as much as possible throughout the filing.

     WE HAVE REVISED THE TEXT THROUGHOUT THE REGISTRATION STATEMENT IN
     ACCORDANCE WITH THE STAFF'S REQUEST.

Front Page of Prospectus
------------------------

4.   On the front page of your prospectus you mention a "unit" and you also refer to units on page 20, without a description of what a "unit" is.
     Please offer this information in the forepart of your document.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     THE FRONT PAGE OF THE PROSPECTUS.

Prospectus Summary, Page 1
--------------------------

5.   Please clarify in the summary heading that all material information is presented in this section.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGE 1.

Summary Consolidated Financial Data, Page 4
-------------------------------------------

6.   We note your disclosure both here and in selected consolidated financial data on page 18 that "Navios historical information as of December 31,
     2002, and as of and for the years ended December 31, 2000 and 2001 are derived from the unaudited financial statements which are not included in this prospectus." You appropriately label the columns for 2000 and 2001 as unaudited, however, we are unclear to what extent information presented for the year ended December 31, 2002 has been audited based on your statement given that the audit report on page F-13 seems to include 2002 as having been audited. Please revise your disclosures to clarify that the December
     31, 2002 balance sheet data is "unaudited."

     WE HAVE REVISED THE TABLE IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
     SEE THE TABLES COMMENCING ON PAGES 4 AND 20.

7.   Please revise this section and your selected consolidated financial data on page 18 to include your total long-term debt, including current portion for the most recent interim

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

     period presented. We note that you have long-term debt in your June 30,
     2005 balance sheet on page F-2.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     THE TABLES COMMENCING ON PAGES 4 AND 20.

8.   Please disclose summary and selected financial data for ISE, the registrant, for all periods since its inception.

     ALTHOUGH THE COMPANY DOES NOT CONSIDER ISE TO BE THE REGISTRANT FROM A
     TECHNICAL FILING STANDPOINT, WE HAVE REVISED THE TEXT IN ACCORDANCE WITH
     THE STAFF'S REQUEST. PLEASE SEE THE TABLES COMMENCING ON PAGES 4 AND 20.

9.   Please disclose your pro forma statement of operations data, including earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the merger transaction between ISE and Navios and any related financing arrangements.
     Also, disclose pro forma balance sheet data as of the latest interim balance sheet date presented.

     THE SUMMARY CONSOLIDATED DATA HAS BEEN UPDATED TO INCLUDED PRO FORMA
     STATEMENTS OF OPERATIONS DATA INCLUDING EARNINGS PER SHARE FOR THE LATEST
     FISCAL YEAR AND SUBSEQUENT INTERIM PERIOD. THE HISTORICAL UNAUDITED INTERIM
     BALANCE SHEET AS OF SEPTEMBER 30, 2005 INCLUDES THE EFFECTS OF THE
     ACQUISITION OF NAVIOS BY ISE AND THE DOWNSTREAM MERGER OF ISE INTO NAVIOS.
     ACCORDINGLY, A PRO FORMA BALANCE SHEET IS NO LONGER REQUIRED. PLEASE SEE
     PAGES 4 AND 77.

Risk Factors, Page 6
--------------------

10.  Tell us whether there are any risk factors related to the pricing of fuel.
     You may wish to consider including a risk factor regarding the price of fuel if appropriate.

     THE COMPANY DOES NOT BELIEVE IT IS SUBJECT TO ANY SIGNIFICANT RISK RELATED
     TO THE PRICING OF FUEL. THE MAJORITY OF THE CORE FLEET, WHETHER OWNED OR
     CHARTERED IN, ARE DIRECTLY CHARTERED OUT TO THIRD PARTIES AND THE BUNKERS
     (FUEL) ON BOARD ARE IN EFFECT SOLD TO THE CHARTERER. THE CHARTERER CARRIES
     THE BURDEN AND RISK ASSOCIATED WITH BUNKERS IF THEY ARE THE PARTY MOVING
     CARGOES. NAVIOS DOES MOVE A VERY LIMITED AMOUNT OF FREIGHT (CARGO), IN
     WHICH CASE WE HAVE A LIMITED, IMMATERIAL AMOUNT OF EXPOSURE TO FLUCTUATIONS
     IN THE PRICING OF FUEL TO THE EXTENT WE HAVE TO REPLENISH BUNKERS CONSUMED
     TO THE LEVEL THAT HAS BEEN SPECIFIED IN THE NEXT CHARTERED OUT CONTRACT.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

11.  We note that your warrants become exercisable on December 10, 2005. In the event that your registration statement does not become effective by
     December 10, 2005, please consider adding a risk factor, if applicable, regarding the material risks presented to shareholders by the lack of an effective registration statement.

     THE COMPANY HAS CONSIDERED ADDING A RISK FACTOR WITH RESPECT TO THE STAFF'S
     COMMENT. HOWEVER, IN ACCORDANCE WITH THE PROVISIONS OF THE WARRANTS, THE
     COMPANY ONLY HAS TO UNDERTAKE A BEST EFFORTS BASIS TO HAVE AN EFFECTIVE
     REGISTRATION STATEMENT ON FILE AND, IN ADDITION, AT THE TIME THE
     REGISTRATION STATEMENT IS DECLARED EFFECTIVE, ANY RISK FACTOR THAT IS ADDED
     WILL AUTOMATICALLY AND IMMEDIATELY BECOME INAPPLICABLE BY VIRTUE OF THE
     REGISTRATION STATEMENT BEING DECLARED EFFECTIVE. ACCORDINGLY, THE COMPANY
     HAS DETERMINED THAT THERE IS NO MATERIAL RISK TO SHAREHOLDERS.

Certain of Navios' Directors . . ., Page 10
-------------------------------------------

12.  You state on page 10 that some of your directors, officers and shareholders are affiliated with parties engaged in activities similar to those Navios will have "upon completion of the acquisition." To what acquisition are you referring?

     THE REFERENCED LANGUAGE WAS INCLUDED IN ERROR. WE HAVE REVISED THE TEXT
     ACCORDINGLY. PLEASE SEE PAGE 12.

Navios Intends to Continue to Grow its Fleet, Page 12
-----------------------------------------------------

13.  What is the "contemplated Navios acquisition" referred to in this risk factor?

     THE REFERENCED LANGUAGE WAS INCLUDED IN ERROR. WE HAVE REVISED THE TEXT
     ACCORDINGLY. PLEASE SEE PAGE 14.

Navios is Incorporated in the Republic of the Marshall Islands . . ., Page 14
-----------------------------------------------------------------------------

14.  Please indicate in this section the material differences in shareholder protections under Marshall Island law as compared to the law in a U.S.
     jurisdiction (i.e. Delaware), if any. Consider providing a cross reference to page 95 where you highlight material differences in shareholder protections and corporate governance matters.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGE 16.

Price Range of Our Securities, Page 17
--------------------------------------

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

15.  Please provide the average daily trading volume for each of the periods presented in the table on page 17.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGE 19.

Related Party Transactions, Page 44
-----------------------------------

16.  Please tell us whether your related party transaction where you issued shares at a discounted rate to executives and directors was a form of executive compensation.

     The Company did not deem the initial issuance to the executives and directors to be executive compensation but rather considered it a nominal issuance. At the time of the issuance of these shares, the executives and directors were the only parties to fund the company and an asset based market enterprise valuation model would not result in value in excess of that funded. The Company was in the earliest stage of development with no revenue. All of the shares of our common stock issued to executives and directors were placed in escrow with an escrow agent, until the earliest of
     (1) three years following the date of the prospectus; (2) the Company's liquidation or (3) the consummation of a merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our consummating a business combination with a target business. During the escrow period, the holders of these shares will not be able to sell or transfer their securities except to their spouses and children or trusts established for their benefit.

Interest Rate Risk, Page 45
---------------------------
Debt Instruments, Page 45
-------------------------

17.  Revise to disclose the effect of a change in interest rates on interest expense associated with the $514.4 million of outstanding borrowings under the senior secured credit facility with HSH Norbank AG as of August 25,
     2005.

     THE EFFECTS OF A CHANGE IN THE INTEREST RATE OF 10% ON INTEREST EXPENSE
     ASSOCIATED WITH THE $514.4 MILLION HAS BEEN INCORPORATED INTO THE SECTION
     DISCUSSING THE DEBT INSTRUMENTS UNDER INTEREST RATE RISK. ACCORDINGLY, WE
     HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGE 50.

Interest Rate Swaps, Page 46
----------------------------

18.  Revise to clarify whether the interest rate swap arrangements remain outstanding following the acquisition transaction with Navios.

     THE DISCUSSION ON INTEREST RATE SWAPS HAS BEEN UPDATED TO CLARIFY AND STATE
     THAT THE INTEREST RATE SWAP ARRANGEMENTS THAT WERE OUTSTANDING IN
     PREDECESSOR NAVIOS, THE ACQUIRED COMPANY, CONTINUE TO REMAIN OUTSTANDING IN
     SUCCESSOR NAVIOS FOLLOWING THE ACQUISITION TRANSACTION AND DOWNSTREAM
     MERGER. THESE SWAP CONTRACTS HAVE BEEN SECURED BY CASH COLLATERALS WITH TWO
     RELATED FINANCIAL INSTITUTIONS. ACCORDINGLY, WE HAVE SEPARATED THE RISK
     FACTORS IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE PAGE 51.

Foreign Currency Risk, Page 46
------------------------------

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

19.  Revise to quantify the impact that a change in currency rates would have on the Company's results of operations for the most recent annual period presented. This revised discussion should include the expected impacted of changes in all relevant currencies on all foreign currency denominated revenues and expenses, rather than be limited to solely a discussion of outstanding foreign exchange contracts.

     THE COMPANY HAS INCORPORATED THE IMPACT OF A CURRENCY RATE CHANGE ON ITS
     RESULTS OF OPERATIONS FOR BOTH THE OUTSTANDING FOREIGN EXCHANGE CONTRACTS
     AND ALSO ON THE RELEVANT CURRENCIES ON ALL MATERIAL FOREIGN CURRENCY
     DENOMINATED EXPENSES. WE HAVE NOT DISCUSSED REVENUES DENOMINATED IN FOREIGN
     CURRENCIES AS WE DO NOT EARN ANY REVENUE DENOMINATED IN A FOREIGN CURRENCY,
     ONLY IN US DOLLARS. ACCORDINGLY, WE HAVE REVISED THE TEXT IN ACCORDANCE
     WITH THE STAFF'S REQUEST. PLEASE SEE PAGE 51.

Acquisition and Merger Pro Forma Financial Information, Page 73
---------------------------------------------------------------

20.  Please revise the introductory paragraph to the pro forma financial information to include a description of the material terms of the acquisition transaction including any bank financing arrangements obtained to fund the transaction. Refer to the requirements of Rule 11-02(b)(2) of
     Regulation S-X.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGE 77.

Unaudited Pro Forma Consolidated Balance Sheet
----------------------------------------------

21.  We note from the disclosure in note (d) that the company considered the expected life of customer relationships of ten years in determining the amortization period to be used for the tradename acquired in the Navios acquisition. Given that you considered the useful lives of customer relationships in determining the appropriate amortization period to use for the acquired tradenames, please explain why none of the purchase price for
     Navios was allocated to a customer relationship intangible, when these intangible assets are considered to have a useful life of approximately ten years. We may have further comment upon receipt of your response.

     THE HISTORICAL UNAUDITED INTERIM BALANCE SHEET AS OF SEPTEMBER 30, 2005
     INCLUDES THE EFFECTS OF THE ACQUISITION OF NAVIOS BY ISE AND THE DOWNSTREAM
     MERGER OF ISE INTO NAVIOS. ACCORDINGLY, A PRO FORMA BALANCE SHEET IS NO
     LONGER REQUIRED. THE COMPANY HAS HOWEVER, CONSIDERED THE STAFF'S COMMENT
     WITH RESPECT TO THE PURCHASE PRICE ALLOCATION AT THE DATE OF ACQUISITION.
     THE PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT
     OF OPERATIONS (SIX-MONTHS ENDED JUNE 30, 2005 AND YEAR ENDED DECEMBER 31,
     2004) INCORPORATED A CUSTOMER RELATIONSHIP COMPONENT IN THE DETERMINATION
     OF THE AMORTIZATION PERIOD OF THE TRADEMARK WHICH HAS SINCE BEEN REVISED.
     HOWEVER, WITH THE ASSISTANCE OF

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

     INDEPENDENT VALUATION ADVISORS, WE HAVE REVISED OUR PURCHASE PRICE
     ALLOCATION IN CONNECTION WITH THE PREPARATION OF THE FAIR VALUE BALANCE
     SHEET AT AUGUST 25, 2005. IT WAS ULTIMATELY DETERMINED THAT, BECAUSE THE
     DRY BULK SHIPPING BUSINESS IS A COMMODITY BUSINESS WHERE THE NEXT ORDER IS
     STRICTLY A FUNCTION OF PRICE AND AVAILABILITY, A MONETARY VALUE COULD NOT
     BE PLACED ON CUSTOMER RELATIONSHIPS. THE PORT TERMINAL BUSINESS IS BASED
     UPON ITS STRATEGIC RIVER LOCATION AND THE STORAGE, LOADING AND DOCK
     FACILITIES THAT EXIST ON THAT SPECIFIC LOCATION. RELATIONSHIPS BETWEEN THE
     COMPANY AND THE CUSTOMERS OF THE PORT TERMINAL PLAY NO MATERIAL ROLE IN
     CUSTOMER'S DECISIONS TO USE THE PORT TERMINAL. AS A RESULT, NO MONETARY
     VALUE WAS ASCRIBED TO CUSTOMER RELATIONSHIPS IN THE FAIR VALUE BALANCE
     SHEET.

     THE TRADENAME ASSET IS NOW DETERMINED TO HAVE A 32 YEAR LIFE BASED UPON
     CONSIDERATION OF THE LONG-TERM NATURE OF THE COMPANY'S INVESTMENTS IN
     VESSELS (25.0 YEARS) AND PORT LEASE (40 YEAR LIFE). THE TRADENAME WAS
     CONSIDERED TO BE AN INTEGRAL COMPONENT TO THE VALUE OF THE COMPANY AND THAT
     IT SHOULD CARRY A USEFUL LIFE APPROXIMATE TO THE LIFE OF THE ENTERPRISE
     ITSELF, WHICH IS ESTIMATED BY EXAMINING THE INDICATORS MENTIONED ABOVE,
     I.E. VESSEL LIFE AND PORT LEASE.

22.  Revise the notes to the pro forma balance sheet to disclose the factors that contributed to a purchase price resulting in recognition of goodwill.
     Also, revise to disclose the weighted average amortization period for each category of intangible assets acquired and disclose the aggregate amortization expense for each of the next five years. Refer to the requirements of paragraph 51b of SFAS No. 141 and paragraphs 44 and 45 of
     SFAS No. 142.

     THE HISTORICAL UNAUDITED INTERIM BALANCE SHEET AS OF SEPTEMBER 30, 2005
     INCLUDES THE EFFECTS OF THE ACQUISITION OF NAVIOS BY ISE AND THE DOWNSTREAM
     MERGER OF ISE INTO NAVIOS. ACCORDINGLY, A PRO FORMA BALANCE SHEET IS NO
     LONGER REQUIRED. THE STAFF'S COMMENT HAS BEEN CONSIDERED FOR PURPOSES OF
     THE HISTORICAL NAVIOS UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF AND FOR
     THE PERIOD ENDED SEPTEMBER 30, 2005 AND THESE DISCLOSURES HAVE BEEN
     INCLUDED IN NOTE 2 TO THOSE FINANCIAL STATEMENTS

23.  We note that certain amounts in the ISE column do not match amounts from the ISE June 30, 2005 financial statements from pages 80 and 81. Please revise or advise.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGES 78 AND 79.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

24.  Revise note (c) to indicate that this adjustment also reflects the elimination of the historical equity of Navios.

     THE HISTORICAL UNAUDITED INTERIM BALANCE SHEET AS OF SEPTEMBER 30, 2005
     INCLUDES THE EFFECTS OF THE ACQUISITION OF NAVIOS BY ISE AND THE DOWNSTREAM
     MERGER OF ISE INTO NAVIOS. ACCORDINGLY, A PRO FORMA BALANCE SHEET IS NO
     LONGER REQUIRED AND FOOTNOTE (C) IS NO LONGER APPLICABLE.

25.  Please explain in the notes to your pro forma information why common stock subject to redemption is being reclassified to permanent equity in connection with the acquisition transaction. Your revised disclosures should clearly explain why this reclassification is directly attributable to the acquisition transaction as required by Rule 11-02(b)(6) of
     Regulation S-X and should explain how the amount of this reclassification adjustment was determined.

     THE HISTORICAL UNAUDITED INTERIM BALANCE SHEET AS OF SEPTEMBER 30, 2005
     INCLUDES THE EFFECTS OF THE ACQUISITION OF NAVIOS BY ISE AND THE DOWNSTREAM
     MERGER OF ISE INTO NAVIOS. ACCORDINGLY, A PRO FORMA BALANCE SHEET IS NO
     LONGER REQUIRED. THE RECLASSIFICATION TO PERMANENT EQUITY WAS FOR STOCK
     THAT ISE WOULD HAVE HAD TO REDEEM IF THE STOCKHOLDERS HAD VOTED AGAINST THE
     NAVIOS ACQUISITION AND REQUESTED REDEMPTION. ONLY 100 SHARES VOTED AGAINST
     THE ACQUISITION BUT NONE REQUESTED THAT THEIR SHARES BE REDEEMED,
     THEREFORE, THE STOCK WAS RECLASSIFIED TO PERMANENT EQUITY BY ISE ON AUGUST
     25, 2005. NAVIOS (SUCCESSOR) DOES NOT HAVE ANY COMMON STOCK SUBJECT TO
     REDEMPTION.

26.  In addition, please explain in your footnote disclosures why "deferred interest income" of $23,000 and $421,000 is being recognized for the year ended December 31, 2004 and the six months ended June 30, 2005 in connection with the reclassification of temporary equity to permanent equity in your balance sheet, and explain how the amounts of the adjustments for each period were determined.

     THE HISTORICAL UNAUDITED INTERIM BALANCE SHEET AS OF SEPTEMBER 30, 2005
     INCLUDES THE EFFECTS OF THE ACQUISITION OF NAVIOS BY ISE AND THE DOWNSTREAM
     MERGER OF ISE INTO NAVIOS. ACCORDINGLY, A PRO FORMA BALANCE SHEET IS NO
     LONGER REQUIRED. UNDER THE TERMS OF ISE'S INITIAL PUBLIC OFFERING, UP TO
     20% OF THE SHARES WERE SUBJECT TO REDEMPTION IF A SHAREHOLDER VOTED BOTH
     AGAINST A POTENTIAL ACQUISITION AND REQUESTED THAT THEIR SHARES BE
     REDEEMED. A "NO VOTE" OF MORE THAN 20% WOULD HAVE DEFEATED THE ACQUISITION.
     THE INTEREST INCOME ON THE FUNDS HELD IN ESCROW FOR POSSIBLE REDEMPTION HAD
     BEEN DEFERRED AND WAS RELEASED WHEN NO SHAREHOLDER REQUESTED THAT THEIR
     SHARES BE REDEEMED. HOWEVER ANY HISTORICAL ISE INTEREST INCOME, INCLUDING
     ANY AMOUNTS RELATED TO DEFERRED INTEREST INCOME, HAS BEEN ELIMINATED FOR
     PRO FORMA INCOME STATEMENT PURPOSES BECAUSE IT WOULD NOT HAVE

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

     BEEN EARNED HAD THE ACQUISITION OCCURRED ON JANUARY 1, 2004. THIS IS
     BECAUSE THE ISE CASH THAT GENERATED THE INTEREST INCOME WOULD HAVE BEEN
     USED FOR PURPOSES OF THE ACQUISITION AT JANUARY 1, 2004.

International Shipping Enterprises, Inc. Financial Statements, Page 80
----------------------------------------------------------------------

27.  Please revise to include a full set of audited financial statements for ISE for the period from inception to year-end of December 31, 2004 and interim statements through the most current period. Include the report of the independent auditor in your revision. Please note that the inclusion of the unaudited financial statements of ISE on pages 80 through 86 of the registration statement does not satisfy the requirement for audited financial statements outlined in Rules 3-01, 3-02, and 3-04 of Regulation
     S-X.

     WE HAVE REVISED THE FILING IN ACCORDANCE WITH THE STAFF'S REQUEST TO
     INCLUDE A FULL SET OF ISE AUDITED FINANCIAL STATEMENTS FOR ISE FOR THE
     PERIOD FROM INCEPTION TO YEAR END DECEMBER 31, 2004 AND FOR THE SIX MONTH
     PERIOD ENDED JUNE 30, 3005. PLEASE SEE PAGES F-56 to F-70.

Description of Securities, Page 94
----------------------------------

28.  Item 7 of Form 20F requests that you should indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Please provide that information.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGE 89.

29.  We note from the fourth paragraph under the heading "Common Stock" that certain stockholders are entitled to registration rights. Please provide us with a summary of these rights in your response and file the appropriate registration rights agreements as an exhibit.

     THESE REGISTRATION RIGHTS ENTITLE THE HOLDERS OF 7,125,000 SHARES OF COMMON
     STOCK TO MAKE UP TO TWO DEMANDS THAT NAVIOS REGISTER THE RESALE OF THESE
     SHARES. THE HOLDERS OF THE MAJORITY OF THESE SHARES CAN ELECT TO EXERCISE
     THESE REGISTRATION RIGHTS AT ANY TIME AFTER DECEMBER 10, 2007. IN ADDITION,
     THESE STOCKHOLDERS HAVE CERTAIN "PIGGY-BACK" REGISTRATION RIGHTS ON
     REGISTRATION STATEMENTS FILED SUBSEQUENT TO DECEMBER 10, 2007. NAVIOS WILL
     BEAR THE EXPENSES INCURRED IN CONNECTION WITH THE FILING OF ANY SUCH
     REGISTRATION STATEMENTS. WE HAVE INCLUDED THE APPROPRIATE DOCUMENTS AS
     EXHIBITS IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE THE EXHIBIT NO.
     10.8 TO THE REGISTRATION STATEMENT WHICH IS INCORPORATED BY REFERENCE.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

Legal Matters, Page 103
-----------------------

30.  In this section, please explain which matters Mintz Levin intends to address. The term 'certain' does not adequately describe the legal matters to be addressed. Please also describe the matters to be addressed in the
     Reeder & Simpson opinion using definite terms.

     WE HAVE REMOVED THE REFERENCE TO MINTZ LEVIN AS IT WILL NOT BE ADDRESSING
     ANY MATTERS. WITH RESPECT TO THE REEDER & SIMPSON OPINION WE HAVE REVISED
     THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE PAGE 98.

Navios Maritime Holdings Inc. June 30, 2005 Interim Financial Statements
------------------------------------------------------------------------
Consolidated Balance Sheets, page F-2
-------------------------------------

31.  Please revise the column for December 31, 2004 to remove the "unaudited"
     caption. We note from the audit report on page F-13 that this period was audited as noted in the report on page F-13.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGE F-3.

Consolidated Statements of Cash Flows, Page F-4
-----------------------------------------------

32.  If material, revise to disclose the effect of exchange rates on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Refer to SFAS 95, paragraph 25.

     WE HAVE EXAMINED ALL THE FOREIGN CURRENCY CASH BALANCES IN RELATION TO THE
     REQUIREMENTS OF SFAS 95, PARAGRAPH 25 AND HAVE DETERMINED THAT THE AMOUNTS
     ARE NOT MATERIAL (LESS THAN 1% OF CASH FROM OPERATIONS IN ALL PERIODS
     PRESENTED, INCLUDING ALL UNAUDITED INTERIM PERIODS). WE WILL CONTINUE TO
     MONITOR THE MATERIALITY FOR ALL FUTURE REPORTING PERIODS AND DISCLOSE IF
     THE AMOUNT BECOMES MATERIAL.

Note 8:  Segment Information, Page F-11
---------------------------------------

33.  Please revise to include comparative information for all interim periods presented from the prior year.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGEs F-17 to F-19.

Report of Independent Auditors, Page F-13
-----------------------------------------

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

34.  Please have your auditors revise the report to comply with PCAOB auditing standard 1. Refer to SEC Release 33-8422.

     THE COMPANY'S AUDITORS HAVE REVISED THEIR REPORT IN ACCORDANCE WITH THE
     STAFF'S REQUEST. PLEASE SEE PAGE F-22.

Navios Maritime Holdings Inc. December 31, 2004 Financial Statements
--------------------------------------------------------------------
Notes to the Consolidated Financial Statements, Page F-21
---------------------------------------------------------
Note 2: Summary of Significant Accounting Policies, Page F-18
-------------------------------------------------------------
Revenue and Expense Recognition, Page F-24
------------------------------------------

35.  We note the disclosure indicating that voyage revenues and expenses for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Note that recognition of voyage expenses ratably over the voyage rather than as incurred is not considered appropriate as it does not comply with the guidance outlined in EITF 91-9.
     Please revise your recognition of voyage expenses during all periods presented to comply with the guidance outlined in EITF 91-9.

     THE COMPANY CURRENTLY DEFERS CERTAIN PORT CHARGES INCURRED AT THE START OF
     VOYAGE AND ACCRUES CERTAIN CANAL AND DISCHARGEMENT CHARGES INCURRED DURING
     AND AT THE END OF THE VOYAGE. ALTHOUGH NOT IN COMPLIANCE WITH EITF 91-9,
     THE COMPANY HAS DETERMINED THAT THE IMPACT OF ADJUSTING THE FINANCIAL
     STATEMENTS TO EXPENSE THE PORT, CANAL, AND DISCHARGEMENT CHARGES AS THEY
     ARE INCURRED IS NOT MATERIAL TO THE FINANCIAL STATEMENTS (LESS THAN 1% OF
     NET INCOME IN ALL PERIODS PRESENTED, INCLUDING ALL UNAUDITED INTERIM
     PERIODS, AND LESS THAN 1% OF TOTAL ASSETS). ON A GOING FORWARD BASIS, THE
     COMPANY WILL EXPENSE SUCH COSTS AS INCURRED AND REVISE ITS ACCOUNTING
     POLICY DISCLOSURE ACCORDINGLY.

Employee Benefits, Page F-25
----------------------------

36.  Please clarify your accounting for pension liabilities under Greek labor law as we note that you are unable to estimate the number of employees that will remain with the company until retirement age. Tell us if liabilities for these pensions are included in the statutory indemnities liability you refer to in the same section and explain how these liabilities are reflected in your disclosures in Note 14.

     UNDER GREEK LABOR LAW, THE COMPANY'S OFFICE IN GREECE IS NOT SUBJECT TO ANY
     PENSION LIABILITIES FOR EMPLOYEES EXCEPT FOR THE ONE-TIME COMPENSATION
     PAYABLE TO SUCH EMPLOYEES UPON DISMISSAL OR RETIREMENT. THE RETIREMENT
     COMPENSATION IS PAYABLE ONLY TO THE EMPLOYEES WHO REMAIN IN THE EMPLOYMENT
     OF THE COMPANY UNTIL NORMAL RETIREMENT AGE.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

     SUCH COMPENSATION IS EQUAL TO 40% OF THE COMPENSATION AMOUNT THAT WOULD BE
     PAYABLE IF THEY WERE DISMISSED AT THE TIME AND INCREASES GRADUALLY
     DEPENDING ON THE YEARS OF SERVICE WITH THE COMPANY FROM THE 40% OF ONE
     MONTH SALARY TO THE 40% OF 24 MONTHS SALARY (APPLICABLE TO 28 YEARS OF
     SERVICE WITH THE COMPANY).

     THIS LIABILITY IS DETERMINED ACTUARIALLY AND IS RECORDED IN FULL AT THE END
     OF EACH REPORTING PERIOD.

     ADDITIONALLY, THE ACTUARIAL REPORTS PROVIDE THE SERVICE AND INTEREST COST
     THAT IS EXPECTED TO BE INCURRED OVER THE NEXT TWELVE MONTHS. THESE AMOUNTS
     ARE EXPENSED RATABLY OVER THE NEXT TWELVE MONTHS AND THE LONG TERM
     LIABILITY IS CREDITED ACCORDINGLY. THE AMOUNT OF THE LIABILITY IS ADJUSTED
     ACCORDING AT THE END OF THE TWELVE MONTH PERIOD TO MATCH THE NEW LIABILITY
     WHICH IS AGAIN ACTUARIALLY DETERMINED.

Note 16:  Commitments and Contingencies, Page F-43
--------------------------------------------------

37.  Revise to provide an assessment regarding the potential impact of pending claims and arbitration with regards to the Company's financial statements as a whole. Your revised disclosure should include management's assessment regarding their potential impact on the Company's results of operations and liquidity in addition to its financial position. The notes to the Company's interim financial statements should be similarly revised.

     IN RESPONSE TO THE STAFF'S COMMENT, THE TEXT HAS BEEN REVISED TO STATE THAT
     IN MANAGEMENT'S OPINION THERE ARE NO PENDING CLAIMS OR ARBITRATIONS THAT
     WOULD HAVE A MATERIAL IMPACT ON THE STATEMENT OF FINANCIAL POSITION OR
     RESULTS OF OPERATIONS OR LIQUIDITY. SEE PAGES F-50 AND F-51.

PART II - Information Not Required in Prospectus
------------------------------------------------
Item 6. Indemnification of Directors and Officers, Page II-1
------------------------------------------------------------

38.  Describe the laws governing indemnification in the Marshall Islands in plain English. Mere recitation of the governing statutes does not describe the indemnification provisions.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE SEE
     PAGE II-1 to II-2.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

Exhibits
--------
Exhibit 5/1 - Opinion of Reeder & Simpson
-----------------------------------------

39.  We note that you intend to file the legality opinion of Reeder & Simpson by amendment. We may have additional comments upon review of the legality opinion.

     THE COMPANY HAS FILED THE LEGALITY OPINION OF REEDER & SIMPSON AND WILL
     RESPOND TO ANY FURTHER QUESTIONS THE STAFF MAY HAVE.

Report on Form 6-K filed October 7, 2005
----------------------------------------

40.  We note that you have reconciled the non-GAAP measure EBITDA to net income rather than cash flow from operations in the press release furnished in the
     Form 6-K filed on October 7, 2005. As the disclosures in your Form F-1 registration statement indicated that this measure is used primarily as a liquidity measure by management, please revise future press releases and filings to reconcile this non-GAAP measure to most comparable GAAP measure which is cash flow from operations.

     THE COMPANY WILL REVISE ITS FUTURE RELEASES AND FILINGS TO RECONCILE THE
     NON-GAAP MEASURE EBITDA TO CASH FLOW FROM OPERATIONS.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
December 15, 2005

                                Closing Comments
                                ----------------

         WE ACKNOWLEDGE THE STAFF'S COMMENTS AND WILL PROVIDE THE REQUESTED
         ACKNOWLEDGEMENTS AT SUCH TIME AS WE REQUEST ACCELERATION OF THE
         EFFECTIVE DATE OF THE PENDING REGISTRATION STATEMENT.

                                             Sincerely,

                                             /s/ Todd E. Mason
                                             Todd E. Mason

cc:      Angeliki Frangou, Chief Executive Officer
         Navios Maritime Holdings, Inc.

         Heather Tress, Staff Accountant
         Securities and Exchange Commission

         Linda Cvrkel, Branch Chief
         Securities and Exchange Commission

         Linda Beth Lentini, Attorney-Advisor
         Securities and Exchange Commission

         Kenneth R. Koch